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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.9)

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                                  HEI, Inc.
                          (Name of Subject Company)

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                             FANT INDUSTRIES INC.
                                   (Bidder)

                   COMMON STOCK, PAR VALUE $0.05 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                                  404160103
                    (CUSIP Number of Class of Securities)

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                               ANTHONY J. FANT
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                          TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
               Notices and Communications on Behalf of Bidder)

                                  Copies To:

                            MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                           NEW YORK, NY 10048-0557
                          TELEPHONE:  (212) 839-5546

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.9.

     The Offer to Purchase included as Exhibit (a)(1) to the Statement and incorporated in the Statement by reference is hereby amended as follows:

1. The following sentence is added and inserted at the end of the third paragraph of page 4:

     As of this date, Purchaser has no specific acquisition proposals.

2. The following paragraph is added and inserted after the second paragraph of page 6 and after the fifth paragraph of page 27:

     Based on existing circumstances, the rights are not applicable to the Offer and it will not be necessary for the rights to be redeemed or invalidated for the Board Action Condition to be satisfied.

3.   The third full paragraph of page 29 is amended and restated as follows:

     Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of Purchaser (i) at or prior to the Expiration Date, the Minimum Tender Condition, the Change of Control Condtion, the Board Action Condition or the Control Share Condition have not been satisfied, or (ii) at any time on or after March 10, 1998 and prior to the Expiration Date, any of the following events or conditions exist or shall occur and remain in effect or shall be determined by Purchaser to exist or have occurred:

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 1998

                            FANT INDUSTRIES INC.

                            By:/s/ Anthony J. Fant
                               ----------------------------
                               Anthony J. Fant
                               President and Chief Executive Officer
                               Fant Industries Inc.


                               /s/ Anthony J. Fant
                               ----------------------------
                               Anthony J. Fant